Exhibit 99.1

Huize Holding Limited Reports First Quarter 2021 Unaudited Financial Results

SHENZHEN, China, May 18, 2021 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights:

•	Total Gross Written Premiums (“GWP”) facilitated on our platform increased by 133.1% to a record quarterly high of RMB1,393.8 million, compared to RMB597.9 million in the first quarter of 2020.

•	Total operating revenue increased by 195.5% to a record quarterly high of RMB735.0 million (US$112.2 million), compared to RMB248.7 million in the first quarter of 2020.

•	Cumulative number of insurance clients served increased to approximately 7.0 million, and cumulative number of insured clients was approximately 58.4 million as of March 31, 2021.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “Our first quarter results again demonstrated our strong growth potential. Driven by continuous improvements in pandemic situation in China and seasonal strength for the life and health insurance sector, our total GWP and total operating revenue both achieved record quarterly highs.”

“During the quarter, market demand for critical illness insurance surged due to the transition to a new statutory definition of critical illnesses, coupled with our increased marketing spend to capture market share, as a result, our GWP for long-term health insurance grew by 123.2% year-over-year to RMB1.1 billion. The new definitions of critical illnesses brought both challenges and opportunities to the critical illness insurance market. Leveraging our years of experience and continuous improvement in product customization capabilities, we completed the product upgrade soon after the revised definitions went into effect, and launched the innovative new-definition critical illness product Darwin 5 Glory. In the long term, we believe there is still room for greater demand for critical illness protection, and we will continue to explore and develop more innovative products.”

“With the official implementation of the Regulation of Internet Insurance Business in China, the online insurance industry is expected to thrive in a more sustainable and healthy environment. Going forward, Huize will continue to focus on users, polish our core capabilities, improve operational efficiency, and provide users with more diversified and personalized products and services through both online and offline channels. Moreover, we will seize the opportunity presented by the accelerating digital transformation of the insurance industry, empower upstream and downstream partners and the whole insurance ecosystem with data and technology, develop more mature insurance technology solutions, and strive to achieve sustainable development and high-quality growth.”

First Quarter 2021 Financial Results

Total operating revenue

Total operating revenue in the first quarter of 2021 increased by RMB486.3 million, or 195.5%, to RMB735.0 million (US$112.2 million) from RMB248.7 million in the same period of 2020. The increase in total operating revenue was primarily driven by an increase in brokerage income, which increased by 195.8% year-over-year to RMB732.6 million (US$111.8 million) in the first quarter of 2021. The increase in brokerage income was primarily driven by the 133.1% increase in total GWP facilitated, which amounted to RMB1,393.8 million during the first quarter of 2021, of which first year premiums accounted for RMB889.8 million (63.8%) and renewal premiums accounted for RMB504.0 million (36.2%).

Total operating costs

Cost of revenue in the first quarter of 2021 increased by RMB408.9 million, or 276.7%, to RMB556.7 million (US$85.0 million) from RMB147.8 million in the same period of 2020, which was primarily attributable to increased service fees paid to user traffic channels.

Total operating costs in the first quarter of 2021 increased by RMB408.8 million, or 274.9%, to RMB557.5 million (US$85.1 million) from RMB148.7 million in the same period of 2020, primarily attributable to the increase in cost of revenue.

Operating expenses

Selling expenses in the first quarter of 2021 increased by RMB24.0 million, or 45.3%, to RMB77.0 million (US$11.7 million) from RMB53.0 million in the same period of 2020. This increase was primarily attributable to increased advertising and marketing expenses, as well as an increase in salaries and employment benefits due to an increase in headcount, offset by a decrease in share-based compensation expenses.

General and administrative expenses in the first quarter of 2021 increased by RMB15.1 million, or 38.7%, to RMB54.1 million (US$8.3 million) from RMB39.0 million in the same period of 2020. This increase was primarily attributable to the increased rental expenses due to office expansion, as well as an increase in general and administrative salaries and employment benefits, offset by a decrease in share-based compensation expenses.

Research and development expenses in the first quarter of 2021 increased by RMB7.6 million, or 67.9%, to RMB18.8 million (US$2.9 million) from RMB11.2 million in the same period of 2020, primarily attributable to an increase in the number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net profit in the first quarter of 2021 was RMB28.5 million (US$4.4 million), compared to a net loss of RMB2.3 million in the first quarter of 2020. Non-GAAP net profit in the first quarter of 2021 was RMB38.7 million (US$5.9 million), compared to non-GAAP net profit of RMB22.2 million in the first quarter of 2020.

Cash and cash equivalents

As of March 31, 2021, the combined balance of the Company’s cash and cash equivalents amounted to RMB497.9 million (US$76.0 million), compared to RMB500.2 million as of March 31, 2020.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the second quarter of 2021 to be in the range of RMB230 million to RMB250 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties, including those related to the ongoing COVID-19 pandemic globally.

Share Repurchase Program

As of March 31, 2021, the Company had purchased an aggregate of 171,843 ADSs for a total amount of approximately US$1.5 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$10 million ADSs by April 15, 2021, as previously announced on April 15, 2020.

Conference Call

The Company’s management team will hold a Direct Event conference call on Tuesday, May 18, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited First Quarter 2021 Earnings Conference Call
Conference ID:	#6994329
Registration Link:	http://apac.directeventreg.com/registration/event/6994329

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through May 26, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of March 31
	2020	2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	404,618	497,929	75,999
Restricted cash	324,330	213,591	32,600
Contract Assets	216	363	55
Accounts receivable, net of allowance for doubtful accounts	232,589	208,456	31,817
Insurance premium receivables	1,974	785	120
Amounts due from related parties	251	252	38
Prepaid expense and other receivables	44,377	66,953	10,219

Total current assets	1,008,355	988,329	150,848

Non-current assets
Property, plant and equipment, net	10,251	11,780	1,798
Intangible assets, net	2,030	2,648	404
Deferred tax assets	605	605	92
Investments accounted for at fair value	—	6,552	1,000
Long-term investments	46,084	51,233	7,820
Operating lease right-of-use assets	267,352	259,593	39,622
Goodwill	461	461	70
Other assets	838	268	41

Total non-current assets	327,621	333,140	50,847

Total assets	1,335,976	1,321,469	201,695

Current liabilities
Short-term borrowings	31,540	112,940	17,238
Accounts payable	227,532	213,138	32,531
Insurance premium payables	187,219	78,669	12,007
Other payables and accrued expenses	31,153	32,385	4,943
Payroll and welfare payable	63,919	47,859	7,305
Income taxes payable	2,440	3,969	606
Operating lease liabilities	12,763	11,157	1,703

Total current liabilities	556,566	500,117	76,333

Non-current liabilities
Long-term borrowings	53,860	66,460	10,144
Deferred tax liabilities	605	605	92
Operating lease liabilities	252,106	254,322	38,817
Payroll and welfare payable	4,156	5,008	764

Total non-current liabilities	310,727	326,395	49,817

Total liabilities	867,293	826,512	126,150

Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	2
Treasury stock	(2,063)	(9,545)	(1,457)
Additional paid-in capital	884,920	888,932	135,678
Accumulated other comprehensive income	(21,972)	(20,749)	(3,167)
Accumulated deficit	(392,274)	(363,753)	(55,520)

Total shareholders’ equity	468,683	494,957	75,545

Total liabilities and shareholders’ equity	1,335,976	1,321,469	201,695

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Operating revenue
Brokerage income	247,689	732,630	111,821
Other income	1,004	2,351	359

Total operating revenue	248,693	734,981	112,180

Operating costs and expenses
Cost of revenue	(147,796)	(556,696)	(84,968)
Other cost	(919)	(771)	(118)

Total operating costs	(148,715)	(557,467)	(85,086)

Selling expenses	(52,954)	(76,976)	(11,749)
General and administrative expenses	(38,987)	(54,061)	(8,251)
Research and development expenses	(11,187)	(18,833)	(2,874)
Total operating costs and expenses	(251,843)	(707,337)	(107,960)

Operating (loss)/income	(3,150)	27,644	4,220

Other income/(expenses)
Interest expenses	(413)	(220)	(34)
Unrealized exchange loss	(33)	(2)	—
Investment income	—	241	37
Others, net	1,086	2,638	403

Profit before income tax, and share of (loss)/income of equity method investee	(2,510)	30,301	4,626

Income tax expense	(88)	(1,529)	(233)
Share of income/(loss) of equity method investee	299	(251)	(38)

Net (loss)/profit	(2,299)	28,521	4,355

Net (loss)/profit attributable to non-controlling interests	—	—	—
Net (loss)/profit attributable to Huize Holding Limited	(2,299)	28,521	4,355
Redeemable preferred shares redemption value accretion	(4,274)	—	—
Allocation to redeemable preferred shares	1,074	—	—

Net (loss)/profit attributable to common shareholders	(5,499)	28,521	4,355

Net (loss)/profit	(2,299)	28,521	4,355
Foreign currency translation adjustment, net of tax	4,523	1,223	187

Comprehensive income	2,224	29,744	4,542

Comprehensive (loss)/income attributable to non-controlling interests	—	—	—

Comprehensive income attributable to Huize Holding Limited	2,224	29,744	4,542

Weighted average number of common shares used in computing net profit per share
Basic	512,976,199	1,022,963,524	1,022,963,524
Diluted	512,976,199	1,036,413,496	1,036,413,496
Net income/(loss) per share attributable to common shareholders
Basic	(0.01)	0.03	0.00
Diluted	(0.01)	0.03	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Net (loss)/profit	(2,299)	28,521	4,355
Share-based compensation expenses	24,498	10,227	1,561

Non-GAAP net profit	22,199	38,748	5,916